EXHIBIT 99.1

Western Announces Director Resignation

VANCOUVER, British Columbia, Feb. 01, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) announces the resignation of David Williams from the Board of Directors of the Company.

Mr. Williams joined the Company’s Board of Directors in May 2006 when Western was formed as part of the Western Silver Corp. acquisition by Glamis Gold Ltd., which was subsequently purchased by Goldcorp Inc. Mr. Williams was integral in setting the direction for the newly formed company, including the purchase of the Casino Project. Western wishes to sincerely thank Mr. Williams for his valuable contribution and services as a director.

Dale Corman, Executive Chair of Western remarked, “David has been an important part of the Western team since 2006 and he will be truly missed. We wish him all the best.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”

Dale Corman
Executive Chair
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com